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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               The Italy Fund Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    465395101
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                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2002
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                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                                  1 of 4 Pages

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
----------------------------------------                                        --------------------------------------
         CUSIP No.: 465395101                             13D                             Page 2 of 4 Pages
----------------------------------------                                        --------------------------------------


----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                  (a) [  ]
                                                                                                            (b) [  ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS                                                                                          WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
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        NUMBER OF                SOLE VOTING POWER                                                           954,815
         SHARES
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      BENEFICIALLY               SHARED VOTING POWER
          OWNED
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         BY EACH                 SOLE DISPOSITIVE POWER                                                      954,815
        REPORTING
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         PERSON                  SHARED DISPOSITIVE POWER
          WITH
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                             954,815
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   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                               19.2%
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   14    TYPE OF REPORTING PERSON                                                                                 BK
----------------------------------------------------------------------------------------------------------------------


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         This Amendment No. 2 amends and supplements Item 5 of the Statement on
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Italy Fund Inc. (the "Fund"), to correct information that mistakenly was reported in Amendment No. 1 to the Statement on Schedule 13D of the Bank, filed on October 31, 2002 ("Amendment No. 1"), and to report information that mistakenly was not reported previously. Items not included in this amendment are not amended and remain as previously reported.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) The Bank is the beneficial owner of 954,815 shares of Common Stock, which constitute approximately 19.2% of the outstanding shares of Common Stock. This percentage is based on 4,982,386 shares of Common Stock outstanding as of September 17, 2002, as disclosed in the Definitive Proxy Statement of the Fund, dated October 4, 2002.

         As reported by the Bank in its Statement on Schedule 13D dated May 25, 2001, at that time, the Bank was the beneficial owner of 388,974 shares of Common Stock, which constituted approximately 5.7% of the then outstanding shares of Common Stock.

         On June 20, 2001, the Fund commenced a tender offer to purchase for cash up to 1,691,573 shares of Common Stock (the "Tender Offer"). In response to the Tender Offer, the Bank tendered all of its 388,974 shares of Common Stock. As a result of a pro-ration of shares accepted for payment in the Tender Offer, on July 24, 2001, the Bank sold 150,187 shares of Common Stock to the Fund pursuant to the Tender Offer, for an aggregate purchase price of $1,189,481.04. Following the sale of shares pursuant to the Tender Offer, the Bank was the beneficial owner of 238,787 shares of Common Stock, which constituted approximately 4.7% of the then outstanding shares of Common Stock.

         In May 2002, the Bank sold additional shares of Common Stock, as follows:

             Date               Number of Shares            Price Per Share
             ------             ----------------------      ---------------
             May 23, 2002       9,000                       $7.22
             May 23, 2002       3,000                       $7.10
             May 29, 2002       4,000                       $7.16

         As of May 29, 2002, the Bank was the beneficial owner of 222,787 shares of Common Stock, which constituted approximately 4.4% of the outstanding shares of Common Stock, based on 5,019,386 shares of Common Stock outstanding as of January 31, 2002, as disclosed in the annual report of the Fund, dated April 4, 2002.

         On October 22, 2002, the Bank purchased 732,028 shares of Common Stock at a price per share of $5.448 as described above and in Amendment No. 1.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2002           BANKGESELLSCHAFT BERLIN AG


                                  By:   /s/ Moritz Sell
                                        -------------------------
                                        Name:  Moritz Sell
                                        Title: Co-Head Equities Trading, London

                                  By:   /s/ Dirk Kipp
                                        -------------------------
                                        Name:  Dirk Kipp
                                        Title: Managing Director









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